Fulcrum Therapeutics, Inc.

26 Landsdowne Street

Cambridge, MA 02139

July 15, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Fulcrum Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-232260

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fulcrum Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-232260), as amended, so that it may become effective at 4:00 p.m. Eastern time on July 17, 2019, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

FULCRUM THERAPEUTICS, INC.

By:	/s/ Robert J. Gould
Name: Robert J. Gould
Title: President and Chief Executive Officer

Signature Page to Acceleration Request